1 SIGNA Sports United N.V. Accelerates Strategic Realignment and Restructuring Program • Subdued demand and market overstock continue to severely adversely impact the Company’s financial results and liquidity • Key restructuring measures include the termination or winding down of non-performing assets, the rightsizing of under-performing business units as well as the evaluation of disposals of non-core assets • In connection with the strategic realignment the Company will delist its shares from the NYSE and terminate its SEC reporting requirements • The role of the current CEO of Internetstores, Torsten Waack van Wasen, will be expanded to join the management team as Chief Performance Officer (CPO) of the Group. Berlin, Germany (October 2, 2023) – SIGNA Sports United N.V. (“SSU” or the “Company”), a specialist sports e-commerce company with businesses in bike, tennis, outdoor, and teamsports, today announced an acceleration of its strategic realignment and performance enhancement program in light of continuing macroeconomic headwinds, oversupply in the market and the Company’s severe liquidity and profitability challenges. The operating environment for the Company in the first nine months of FY23 and thereafter was characterized by a continuation of material disruptions which started in the second half of last year. Although some economic indicators across core markets have continued to improve slightly, the demand for the Company’s products remains significantly below 2022 and pre-pandemic levels. In addition, inventory levels across the industry remain elevated as market participants still aim to clear excess inventory, resulting in a material adverse effect on the Company’s gross margins and increasing negative cash flows. The Company’s management has responded to ongoing market dynamics by undertaking a thorough review of the Company’s operating model. Consistent with this initiative, and as a result of the challenging macroeconomic environment, a sustained oversupply in the Company’s relevant markets and the resulting severe and materially adverse impact on the Company’s liquidity and profitability situation, the Company’s Board of Directors has resolved together with management to implement a transforming strategic realignment, performance enhancement and downsizing program for the Company and all of its subsidiaries with the aim of returning the business to profitability and free cash flow breakeven as soon as possible. The key performance enhancement measures under consideration include the streamlining and rightsizing of under-performing business units, the termination or winding down of non-performing assets as well as the opportunistic evaluation of

2 disposals of non-core assets to strengthen the company‘s distressed liquidity position and financial profile. In addition, also taking into account the limited liquidity and trading volume in the Company’s publicly listed shares since the business combination in December 2021, the Company’s Board of Directors has concluded that the benefits associated with being listed on the New York Stock Exchange (“NYSE”) do not justify the costs and demands of management’s time necessary to meet the Company’s US regulatory commitments. Consequently, the Company’s Board of Directors decided to immediately start the process to delist the Company’s shares from the NYSE. It is expected that such delisting will become effective on or around October 22, 2023. After the NYSE delisting becomes effective, the Company intends to promptly initiate the process for suspending its reporting obligations under the US Securities Exchange Act of 1934, as amended. The Company expects that the US deregistration of its securities under the US Securities Exchange Act of 1934, as amended, will become effective prior to December 31, 2023. To support the accelerated realignment and performance enhancement program the Board of Directors will extend the scope of the duties of Torsten Waack van Wasen, CEO of Internetstores since February 2023, to become part of the Company’s management team as Chief Performance Officer (CPO) for the Group. Torsten Waack van Wasen has many years of restructuring experience from his prior positions, including at Alvarez & Marsal and Alteri Investors. After expiry of the contract of the Company’s CEO Stephan Zoll in the 1st quarter 2024, Torsten Waack van Wasen will follow him as CEO of the Company. The Company’s Board of Directors determined that the accelerated broader strategic realignment and performance enhancement plan, in conjunction with the NYSE delisting and suspension of US reporting obligations, is in the overall best interests of the Company and its stockholders. Outlook & Guidance Since announcing FY23 guidance, operating performance, particularly in the Bike segment has continued to lag management expectations. As a result of weaker consumer demand and elevated promotional activity to rightsize inventory levels, SSU management anticipates FY23 net revenue will fall below FY23 Guidance of (9)% - (11)% and FY23 free cash flow may miss the low end of the previously provided range. As the Company enters FY24, it is the belief of SSU management that the market disruptions associated with market overstock are likely to persist into late FY24 and will adversely impact the Company’s ability to achieve its near-term growth and profitability targets. As a result, and in light of the upcoming accelerated realignment and restructuring program, the Company is withdrawing its previously stated mid / long-term guidance provided in H1 FY23.

3 About SIGNA Sports United: SIGNA Sports United (SSU) is a specialist sports e-commerce company with headquarters in Berlin. It has businesses operating within bike, tennis, outdoor, and team sports. SSU has more than 80 online sites and partners with 500 shops serving over 6 million customers worldwide. It includes Tennis-Point, WiggleCRC, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, TennisPro and Outfitter. Further information: www.signa-sportsunited.com. Forward-Looking Statements These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of SSU following the announced strategic realignment and performance enhancement program, future opportunities for SSU, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. Forward-looking statements are generally accompanied by words such as believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of the war in Ukraine, significant inflation, higher financing costs, an increase in energy costs, a negative consumer sentiment and COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. The forward-looking statements in this press release may include, without limitations, statements about: • our liquidity and losses from operations and projected cash flows and related impact on our ability to continue as a going concern; • our future financial condition and operating results; • our ability to remain in compliance with financial covenants under our financing arrangements;

4 • our ability to extend, renew or refinance our existing debt; • our growth, expansion and acquisition prospects and strategies, the success of such strategies, and the benefits we believe can be derived from such strategies; • our ability to effectively manage our inventory and inventory reserves; • impairments of our goodwill or other intangible assets; • changes in consumer spending patterns and overall levels of consumer spending; • our ability to further upgrade our information technology systems and infrastructure, including our accounting processes and functions, and other risks associated with the systems that operate our online retail operations; • our ability to continue to remedy weaknesses in our internal controls; • costs as a result of operating as a public company; • our assumptions regarding interest rates and inflation; • changes affecting currency exchange rates; • continuing business disruptions arising from the on-going war in Ukraine and in the aftermath of the coronavirus pandemic; • our financial condition and ability to obtain financing in the future to implement our business strategy and fund capital expenditures, acquisitions and other general corporate activities; • estimated future capital expenditures needed to preserve our capital base; • changes in general economic conditions in the Federal Republic of Germany (“Germany”), and the European Union and the Unites States of America, including changes in the unemployment rate, the level of energy and consumer prices, wage levels, etc.; • the further development of online sports markets, in particular the levels of acceptance of internet retailing; • our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; • our ability to offer our customers an inspirational and attractive online purchasing experience; • demographic changes, in particular with respect to Germany; • changes in our competitive environment and in our competition level; • the occurrence of accidents, terrorist attacks, natural disasters, fires, environmental damage, or systemic delivery failures; • our inability to attract and retain qualified personnel, consultants and collaborators; • political changes; • changes in laws and regulations; • our expectations relating to dividend payments and forecasts of our ability to make such payments; and • other factors discussed in “Item 3. Key Information — D. Risk Factors” in our 20-F filing as of February 7, 2023 and Exhibit 99.4 in our 6-K filing as of June 28, 2023.

5 Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Item 3. Key Information—D. Risk Factors” in our 20-F filing as of February 7, 2023 and Exhibit 99.4 in our 6-K filing as of June 28, 2023 and our ability to continue as a going concern. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this press release. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this press release. In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to rely unduly on these statements. Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this press release and any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Contacts SSU Investor & Media Contact Michael Cramer mc@altcramer.com About SIGNA Sports United: SIGNA Sports United (SSU) is a NYSE-listed specialist sports e-commerce company with headquarters in Berlin. It has businesses operating within bike, tennis, outdoor, and team sports. SSU has more than 80 online sites and partners with 500 shops serving over 6 million customers worldwide. It includes Tennis-Point, WiggleCRC, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, TennisPro and Outfitter. Further information: www.signa-sportsunited.com.